Filed by Isabella Bank Corporation
(Commission File No.: 001-42639)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Isabella Bank Corporation
(Commission File No.: 001-42639)

Email Subject: Exciting News from Isabella Bank

Dear Valued Isabella Bank Customer,

Today, we’re pleased to share some exciting news about the future of Isabella Bank.

We have entered into an agreement to acquire Grand River Bank, a $512 million community bank headquartered in Grandville, Michigan, in Kent County. This pending transaction will bring together two organizations that share a strong commitment to relationship banking, local decision-making, and community involvement.

What this means for you
There are no changes to your accounts or how you bank with us today. You can continue using your accounts, cards, and digital banking services just as you always have.

This is a meaningful opportunity for us to grow — expanding into new communities while staying true to who we are. You can expect the same personal service, local relationships, and community focus that define Isabella Bank.

At the same time, this partnership strengthens our ability to meet your evolving financial needs and positions us well for the future.

Like Isabella Bank, Grand River Bank shares our values and commitment to serving customers with a relationship-first approach.

Together, we will serve customers across 33 locations in nine counties: Bay, Clare, Gratiot, Isabella, Kent, Mecosta, Midland, Montcalm, and Saginaw.

What Happens Next
The pending transaction remains subject to regulatory approval and approval by Grand River Commerce, Inc.’s shareholders, as well as the satisfaction of customary closing conditions. We currently expect the pending acquisition to close in the fourth quarter of 2026.

Learn More
For additional information about the proposed merger, including information about forward-looking statements, where to find important information about the proposed merger and participants in the solicitation of proxies, please see the press release. You can read the full press release here: ir.isabellabank.com/news/

Thank you for the trust you place in Isabella Bank. We are honored to serve you and remain committed to delivering the same local, personal service you rely on every day.

We look forward to serving you for years to come.

Best Regards,
Jerome Schwind
President & Chief Executive Officer, Isabella Bank Corporation
Chief Executive Officer, Isabella Bank